Exhibit 99.1

Yandex N.V. (to be renamed Nebius Group N.V.) Provides Update on Convertible Notes

Amsterdam, August 7, 2024 – Yandex N.V. (to be renamed Nebius Group N.V.) (“YNV”), a Dutch public limited company, today provided the following update in relation to its 0.75% Convertible Notes due 2025 (the “Notes”).

YNV has to date purchased an aggregate principal amount of approximately $1.24 billion (or 99%) of the Notes (the “Repurchased Notes”). The consideration for such purchases was $140,000 in cash plus 957 Yandex Class A shares (the “Consideration Shares”) for each $200,000 in principal amount of Repurchased Notes. Such purchases were made pursuant to a purchase agreement dated as of June 15, 2022, and a series of further purchase agreements entered into in 2022 and 2023 (together, the “Purchase Agreements”).

The Purchase Agreements provide that YNV will use its commercially reasonable endeavours to deliver the Consideration Shares when it is permissible for such Consideration Shares to be delivered and received under applicable laws and regulations. Due to the general prohibition under rules of the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) on the issuance of shares by issuers whose operations are predominantly in Russia, it has generally not been permissible for YNV to issue the Consideration Shares to Former Noteholders pursuant to the Purchase Agreements. However, YNV has now concluded that, following the completion of the divestment of its operations in Russia, this prohibition is no longer applicable in relation to the Consideration Shares.

Accordingly, under the terms of the Purchase Agreements, Former Noteholders may determine that the “Permitted Issuance Date” has now occurred and that is now possible for Former Noteholders to deliver “Permitted Issuance Instructions” to YNV, as such terms are defined in the Purchase Agreements.

Upon receipt of duly executed Permitted Issuance Instructions from Former Noteholders, YNV intends to deliver the relevant Consideration Shares to such Former Noteholders as required under the Purchase Agreements. Such Consideration Shares will be delivered in unrestricted form.

YNV has appointed Georgeson LLC as information agent in connection with the delivery of the Consideration Shares. Former Noteholders are urged to contact Georgeson at the phone number or email address below by no later than 5pm ET on September 6, 2024, with any questions and to coordinate the delivery of Permitted Issuance Instructions and of the Consideration Shares.

Information Agent:

Georgeson LLC
1290 Avenue of the Americas, 9th Floor
New York, NY 10104
Telephone (toll free): +1.866.461.7210
yandexnv@georgeson.com

Any former holders of Notes that did not enter into a purchase agreement in 2022 or 2023 should contact Investor Relations at the address below.

Further information on the status of the Notes can be found here:
https://nebius.group/convertible-bonds

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Contacts:

Investor Relations

E-mail: askIR@nebius.com

Disclaimer:

This announcement does not constitute an offer to sell or a solicitation of an offer to buy securities, and there shall be no sale of securities in any jurisdiction in which any offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such jurisdiction. This announcement is not an offer for sale of any securities in the United States. The securities mentioned in this announcement have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and may not be offered, sold or delivered within the United States or to, or for the account or benefit of, U.S. persons (as such terms are defined in Regulation S under the Securities Act) absent registration or an exemption from the applicable registration requirements of the Securities Act. There will be no public offer of the securities in the United States or in any other jurisdiction.

The distribution of this announcement into certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. This announcement is for information purposes only and is not an offer of securities in any jurisdiction.